Mail Stop 4561
									November 29, 2005

Mr. F. Dale Markham
Chief Executive Officer
REIT Americas, Inc.
2960 N. Swan Road, Suite 300
Tucson, AZ 85712

      Re:	REIT Americas, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 20005 File No. 33-11863

Dear Mr. Markham:

      We have reviewed your response letter dated November 5, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 13 - Exhibits and Reports on Form 8-K, page 16

1. We have read your proposed revisions provided in response to prior comment 1. Please further revise your certifications to remove the title of the certifying officer from the opening sentence. In addition, revise to make reference to the appropriate report (i.e. annual report on Form 10-KSB/A) and date the certifications as of the date of the amendment.

Item 14 - Controls and Procedures Disclosure, page 16

2. We have read your proposed revisions provided in response to prior comments 2, 3, 4, 6 and 7. In future filings, revise to make reference to the rules defining disclosure controls and procedures,
Exchange Act Rules 13a-15(e) and 15d-15(e). In addition, please confirm to us that such conclusions as set forth in your proposed revisions, and with the appropriate rule references, were reached by your officers as of the end of the period covered by the reports for the periods ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

Financial Statements

Note 7 - Capitalization, page 12

3. Please tell us how you considered paragraphs 8-10 of SFAS 123 and
EITF 96-18 in accounting for the consulting agreement with Dawson
James Securities, Inc.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      	You may contact Amanda Sledge, Staff Accountant, at
(202)
551-3473 or the undersigned at (202) 551-3428 if you have questions.



								Sincerely,



      Rachel Zablow
      Staff Accountant
Mr. F. Dale Markham
REIT Americas, Inc.
November 29, 2005
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